Exhibit 99.1

XORTX THERAPEUTICS INC.

PRO-FORMA INTERIM INTERIM BALANCE SHEET

as at September 30, 2025 and October 16, 2025

	June 30, 2025	September 30, 2025	Post Q3 2025	October 16, 2025	December 31, 2024
	$	$	$	$	$
Assets

Current
Cash	1,063,477	1,193,915		1,193,915	2,473,649
Accounts receivable	10,860	22,092		22,092	17,637
Prepaid expenses	97,589	30,444		30,444	185,412
Deferred share issuance costs	92,594	111,028		111,028	-

Total Current Assets	1,264,520	1,357,479	-	1,357,479	2,676,698
Non-current
Contract payments	1,200,000	1,200,000		1,200,000	1,200,000
Acquired assets			3,250,000	3,250,000
Intangible assets	195,008	193,997		193,997	183,108
Property and equipment	82,490	59,602		59,602	34,721
Total Assets	2,742,018	2,811,078	3,250,000	6,061,078	4,094,527

Liabilities

Current
Accounts payable and accrued liabilities	453,982	677,314	150,000	827,314	147,205
Derivative warrant liability	177,000	101,000		101,000	572,000
Lease obligation	80,473	59,094		59,094	38,785
Total Liabilities	711,455	837,408	150,000	987,408	757,990

Shareholders’ Equity

Share capital	18,912,699	19,488,598		19,488,598	18,493,571
Reserves	5,730,349	5,747,026	3,100,000	8,847,026	6,039,078
Obligation to issue shares	24,746	24,746		24,746	24,746
Accumulated other comprehensive loss	(52,605)	(52,605)		(52,605)	(52,605)
Accumulated deficit	(22,584,626)	(23,234,095)		(23,234,095)	(21,168,253)
Total Shareholders’ Equity	2,030,563	1,973,670	3,100,000	5,073,670	3,336,537
Total Liabilities and Shareholders’ Equity	2,742,018	2,811,078	3,250,000	6,061,078	4,094,527